August 7, 2008

I, Dean Elliott resign as President for Gulf Onshore, Inc., effective August 7, 2008.

The undersigned, Dean Elliott, does hereby resign as Vice-President and Director of Gulf Onshore, Inc., a Nevada Corporation (the “Corporation”), such resignation to be effective immediately due to personal reasons.

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Dean Elliott

www.gulfonshore.com